ONE LOVE

MUSIC, ART, YOGA FESTIVAL

OCTOBER 2019 · LAKE PERRIS. CA

2019 FESTIVAL INVESTMENT OPPORTUNITIES

THE **ONE LOVE** MISSION & EXPERIENCE

OUR MISSION

Create an inspiring and sustainable world of oneness and joy, where all beings are loved, honored, appreciated and fully expressed.

EXPERIENCE

The **One Love Festival** is recognized as one of the fastest growing and most anticipated conscious gatherings in the Southern California festival scene, combining the music, fashion and influencer trends of **Coachella** with the yoga and spirituality of **Bhakti Fest**, and the innovation, art and spectacle of **Burning Man**. The **One Love Music & Art Festival** is a mission-driven gathering that brings the West Coast's conscious community together in a shared vision of sacred, awakened, healthy, creative living.

Every year, thousands will gather in the name of oneness and transformation for a unique three-day convergene of music, yoga, art, workshops, inspirational speakers, meditation and mindfulness, sustainable organic foods, swimming, camping, friendship and family in the beautiful natural setting of Lake Perris, located 1.5 hours east of LA in Southern California, offering a majestic body of water and mountain vistas as the festival backdrop.





ONE LOVE ART & MUSIC 2019 FESTIVAL PLANS

- 3 – 6K Mindful attendees
- 5 Stages
- 70 Food & merch vendors
- 150 Volunteers
- 20 Yoga & movement teachers
- 25 Inspirational speakers
- 25 Workshops
- 10 Art installations
- 10 Theme camps
- 10 Ceremonies
- 3 Days at beautiful Lake Perris
- 3 Pre-parties in LA, SF, & San Diego



FEATURED MUSIC + SPEAKERS:
(PAST & CURRENT)

- Moby
- Polish Ambassador
- Kerli
- Delhi 2 Dublin
- Mark Farina
- Desert Dwellers
- Kamini
- Mike Love

- CC White
- Ayla Nereo
- Clozee
- Samuel J
- Heartwurkz
- The Copper Children
- Chad Wilkens
- David Starfire

FEATURED SPEAKERS & WORKSHOPS:

- Moby
- Dream Rockwell
- Josie Keys
- Johanna Beekman
- Shine Rolling
- Betsy Trepasso



ONE LOVE FESTIVAL FEATURES

STAGES


FOOD & MERCH


CAMPING

SWIMMING


ONE LOVE MAIN STAGE

Presents: Moby, Polish Ambassador, Kerli

This festival main stage is located on the main lawn and features 20 electronic acts over three days, withan estimated 500-3,000 festival-goers at each act, plus 5-10K in foot traffic.





LIVE STAGE

Presents: Mike Love, Delhi 2 Dublin, CC White

This festival featured stage is located in Field #10 and features 20 acts (live and acoustic) over three days, with an estimated 300-1,200 festie-goers at each act, plus 5-10K in foot traffic.



SPECIALTY STAGES:

Deep Love Stage (Water), Beetle Bus & Charlie the Unicorn Art Car Stages

Many One Love stages are stand-alone works of art, including art cards, and installations that offer an expansive vibe and non-traditional music experience.





ONE LOVE MARKETING REACH

154K	205K	3.8M	3.6M
ENGAGED AUDIENCE	INTERACTIONS	IMPRESSIONS	REACH

*2018 event analytics from Goldstar

	f	**◎**
MOBY	2,812,115	216,000
POLISH AMBASSADOR	107.815	28,500
KERLI	591,470	72,000
DELHI 2 DUBLIN	30,027	4,179
MARK FARINA	81,731	18,800
DESERT DWELLERS	83,556	12,500
AYLA NEREO	17,845	10,100
CLOZEE	38,600	8,925
SAMUEL J	26,529	6,285
HEARTWURKZ	983	8,182
GRATEFUL GENERATION	10,369	2,332

f One Love Fest
◎ onelovefestnow

WHAT WE ARE HEARING...

"Dude... wtf!!! That was literally my favorite festival ever. I'm not exaggerating. It was the perfect combination of everything. Lake, zero lines, showers, chargers, dankest vegan food, amazing human creatures, magical vibes, great combo of music and performances, and did I men- tion the lake?! Everything from the weather to the flow was sooo on point. It felt like a private gathering. I know it was unintentional but that location and whatever happened during this festival was completely meant to be. It felt sacred. Wow. Thank you!!!"   — Mariam

"I went to one love last year! It was amazing and changed my love for festivals forever. It is my all time favorite festival! I found unconditional love and unmeasurable amounts of joy there..."
— Margaret

"I have never experienced so many happy, loving people come together in one place and time in my whole life. This festival changed my life, renewed my spirit, and opened my eyes to how much love we all have inside, and how powerful it is when we come together to share that vibration of love. My experience at One Love was profoundly beyond words, and I will be forever grateful having been a part of its magic."   — Whitney

"I love this festival—I went last year and it was my first time attending a festival like this. It changed my life and got time to step outside myself and connect with people authentically. I am a yoga teacher and a performer, and attending this festival shook up how I approach both those things as well as my relationships, friendships, and daily life. I am more open as a result, and I would love to help share this freeing experience with others."   — Maire-Rose

"It was fun and diverse with the people and activities. Bringing such vibes to a place like Perris is magical it truly does open people's eyes to the potential we all have and the community in everyone's neck of the woods."   — Brennan

"OneLove 2017 was my first time attending this festival and the first time volunteering at any festival. It was awesome and changed my perspective forever... I loved being a part of the team and hanging with the volunteers... I'm eager to volunteer with the awesome folks of OneLove again."   — Alexx

"THANK YOU for a life changing weekend. I had the most beautiful/ perfect time with my sons."   — Jessica Kramer



ONE LOVE INVESTMENT PROGRAM

PERKS FOR INVESTMENTS OF (OR OVER):

$250	One ticket to the 2019 One Love Fest
$500	Two tickets to the 2019 One Love Fest & two T-shirts
$1,000	Two VIP tickets to the 2019 festival & two T-shirts
$2,500	Includes two VIP tickets, T-shirts & deluxe car camping
$5,000	Includes two VIP tickets, T-shirts, deluxe car camping, & Sunday festival founders beach brunch
$10,000	Includes two VIP tickets, T-shirts, deluxe car camping, Sunday festival founders beach brunch, & glamping tent for two with bed and linens
$15,000	Includes two VIP tickets, T-shirts, Sunday festival founders beach brunch, & fully stocked standard RV for two with linens
$25,000	Includes four VIP tickets, T-shirts, Sunday festival founders beach brunch, & fully stocked deluxe RV for two with linens
$50,000	Includes six VIP tickets, T-shirts, Sunday festival founders beach brunch, & luxury motor-coach for two with linens
$100,000	Lifetime Founders Circle including yearly Founders Circle dinner, specialty stage named by investor or company co-branding, ten VIP tickets, T-shirts, Sunday festival founders beach brunch, & luxury motor-coach for two with linens

TO INVEST OR FOR MORE INFO, CONTACT:

Kenneth Schwenker
310.770.3306
TheOneExperienceLLC@gmail.com


